Safe Harbor This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than statements of historical facts in this presentation, including statements regarding: the conditions to and the anticipated timing of the closing of the merger with FermaVir; the clinical development and possible attributes of FV-100 and the CMV product, acquisition of additional antiviral compounds and anticipated Board, management and scientific advisory board changes and additions. These plans, intentions, expectations or estimates may not actually be achieved and various important factors could cause actual results or events to differ materially from the forward-looking statements that the Company makes, including risks relating to the ability to obtaining the requisite approvals for the transaction and the failure of Inhibitex or FermaVir to satisfy the other conditions to the transaction such that the merger is not consummated; the risk that the FV-100 and CMV programs will not advance into clinical development; the risk that Inhibitex will not successfully in-license additional antiviral programs; Inhibitex's ability to obtain funding to support its planned future business activities and other cautionary statements contained elsewhere herein, and in risk factors described in or referred to in greater detail in the "Risk Factors" section of the Inhibitex's Annual Report on Form 10-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission, or SEC, on March 16, 2007. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.

Antiviral drug development represents attractive opportunity for Inhibitex Value creation potential with early proof-of-concept (POC) data Relatively low development costs to POC Established classes of compounds with demonstrated success Well documented clinical/regulatory development path Ongoing discussions related to additional antiviral compounds Antiviral Focus

Inhibitex New Direction New Previous MSCRAMM platform generates revenue stream MSCRAMM platform key value driver Grow through asset accumulation Grow organically Focus on transitioning programs from lead optimization through human POC Fully integrated drug development company Acute and chronic viral infections Acute nosocomial infections Validated targets/known compound classes with well established benchmarks Novel first-in-class compounds with no benchmarks

FermaVir Transaction

Attractive value FV-100 and CMV program have potential to improve standards of care Improved potency Less toxic Convenience Access to world class medicinal chemistry and virology Synergistic with INHX anti-infective drug development capabilities Advances Strategic Focus on Antivirals

Unanimously approved by INHX board Exchange ratio of 0.55 INHX shares per FMVR share 20.8 million FMVR shares outstanding (11.45 million INHX shares) Up to 13.9 million options/warrants assumed (7.6 million INHX shares) Primary basis FMVR shareholders expected to own ~26% of INHX at closing Value of primary shares ~ $19 million based on INHX price on 4/9/07 Fully diluted basis FMVR would own 32-36% of combined INHX Value is ~$24.5 million based on price on INHX price on 4/10/07 Summary of Acquisition Terms

INHX and FMVR shareholder approval required Voting agreements executed to date INHX - 34% FMVR - 32% Two INHX board seats Gabrielle Cerone (FMVR chairman) Chris McGuigan (Scientific founder) INHX providing a $1.5 million bridge loan to FMVR Fully secured by all FMVR assets Geoff Henson, PhD (FMVR CEO) will join INHX as VP Drug Development Summary of Acquisition Terms

Pro forma Capitalization

Access to World Class Scientists Eric DeClercq, MD, PhD* Rega Institute, Leuven Univ Co-inventor of 7 approved antivirals: HIV, herpes zoster, hepatitis B, CMV Jan Balzarini, PhD Rega Institute, Leuven Univ Co-inventor on 14 patents, 2 approved antivirals for the treatment of HIV Chris McGuigan, PhD** Cardiff Univ Co-inventor on multiple patents, including herpes zoster and CMV compounds that are part of the FermaVir acquisition Richard Whitley, MD* Univ Alabama Birmingham Leading clinical scientist for the treatment and prevention of antiviral diseases including herpes zoster and simplex * Will join Inhibitex Scientific Advisory Board ** Will join Inhibitex Board of Directors

Pro Forma Pipeline Compound Preclinical Preclinical Phase I Phase II Phase III FV-100 CMV Aurexis Staph Vaccine Staph Diagnostic Completed Phase IIa Wyeth 3M - EU Marketing Anticipated in 2007

FV-100 $400-500M Potent nucleoside analogue with favorable profile for the treatment of herpes zoster (shingles) and post herpetic neuralgia (PHN) CMV $400-600M Series of nucleoside and non-nucleoside analogues with novel mechanism of action for the treatment/prevention of CMV disease Aurexis $200-400M Humanized monoclonal antibody for the adjunct treatment of S. aureus bacteremia with antibiotics Staph Vaccine (Wyeth) $250M+ Active immunization for patients at elevated risk of staph infection Total Market Opportunities

FV-100 A Potent Bicyclic Nucleoside Analogue for the Treatment of Shingles

Bioavailability Valine ester pro-drug of CF-1743 Specific activity for VZV Other antivirals lack specificity Potent antiviral activity compared to Valtrex(r) and Famvir(r) in vitro Over 1000X more potent Fast tissue penetration and retention Enters tissue within minutes Differentiating Attributes of FV-100

Shingles (Herpes Zoster) Caused by varicella zoster virus - chicken pox Virus remains dormant in body until reactivation ~2.5 million cases of shingles occur worldwide each year ? 50% in people 60 years and older Photo from S. W. Wassilew, Kilikum Krefeld

Shingles - Disease Course Reactivated virus initiates vesicle formation Epidermal blisters form (pox) Blisters fill with pus Blisters form crust PHN - nerve damage

Shingles - Unmet Medical Need Reduce acute pain and post herpetic neuralgia (PHN) Prevent nerve damage Inhibit viral replication sooner Shorten duration of rash More convenient dosing Current oral antiviral therapy is 500mg- 1000mg; 3X and 5X daily

Shingles Associated Pain Acute pain Lasts 2-4 weeks Prodromal pain prior to blister formation PHN Risk increases with age May last for months to years All patients >60 >70 PHN 20 50 75 VZV Research Foundation

Impact of Shingles Vaccine 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 No vaccine 2573907 2601618 2629614 2657898 2688690 2719767 2751134 2782792 2814746 2846999 2879554 2912415 2945585 2979068 3008945 3039129 3069623 3100428 3131550 3131550 With vaccine 2555078 2551077 2535609 2509053 2485294 2471222 2472612 2483956 2497078 2510210 2533288 2560009 2586985 2614220 2639056 2664146 2689490 2715093 2740956 2740956 Shingles vaccines may reduce cases by 10-15%

Shingles - Current Antiviral Therapies Acyclovir* (Zovirax) Valacyclovir* (Valtrex) Famciclovir* (Famvir) Brivudine** (Zostex) Regimen 800mg 5xD 1000mg TID 500mg TID 125mg QD Effect on New Lesion Cessation + ++ ++ +++ Indication for PHN - - - - Safety + + + (5-FU interaction) * Approved for the treatment of both herpes simplex and shingles ** Not approved for use in the US Estimated shingles market is $400M+

Potent Antiviral Activity In vitro Andrei et al., 2005, Antimicrobial. Agents. Chemother. 49, 1081-1086 FV-100 Valtrex Famvir

Rapid Tissue Penetration CF-1743 can be detected in cells within 2 minutes EC50 can be measured in vitro within 2 hours of dosing Acyclovir doesn't reach detectable EC50 until after 24 hours

Drug Titration - 2 Hour Exposure Washout Experiment 0 0.00005 0.0002 0.0005 0.002 0.005 0.02 0.05 0.2 0.5 2 5 20 50 Acyclovir (2hr) 25 25 25 25 25 25 25 25 25 BVDU (2hr) 25 25 25 25 25 25 25 25 25 25 25 CF-1743 (2hr) 25 25 25 25 25 19 3 1 0

Drug Titration - 22 Hour Exposure Washout Experiment 0 0.00005 0.0002 0.0005 0.002 0.005 0.02 0.05 0.2 0.5 2 5 20 50 Acyclovir (22hr) 25 25 25 25 25 25 19 19 17 BVDU (22hr) 25 25 25 25 17 14 11 8 7 3 1 CF-1743 (22hr) 25 25 25 25 17 8 2 1 0

FV-100 Clinical Development Plan Exploratory Phase I - Q3 2007 Single dose escalation study in normal healthy volunteers Phase I or Phase IIa (pending results of exploratory Phase I) Multiple dose escalation study Phase IIb Active control arm Anticipated endpoints: time to cessation of new lesions (antiviral activity); acute pain and PHN (at 90 days)

Cytomegalovirus (CMV)

Two classes of compounds Dideoxy nucleoside analogues Non-nucleoside analogues Potent and selective inhibitor of CMV Novel mechanism of action Time of addition studies suggest that inhibitory activity precedes DNA synthesis Resistance profile different than current CMV antivirals CMV Program

Cytomegalovirus (CMV) A member of the herpes virus group 50% - 85% of adults in the U.S. are infected by age 40 Remains dormant in the body for long periods of time Can lead to serious disease or death in immunosuppressed patients as well as in newborn infants Use of current antiviral therapies is limited due to bone marrow and renal toxicity

Approximately 70,000 transplants worldwide per year Allogeneic Stem Cell 14,500 Solid Organ Kidney 26,000 Liver 10,000 Other 20,000 50-75% of transplant patients will develop an active CMV infection without preventive therapy CMV in Transplant Patients

CMV Antiviral Treatments

	Maribavir Phase III	Valganciclovir (Valcyte®)	Gancyclovir (Cytovene®)	Foscarnet (Foscavir®)	Cidofovir (Vistide®)
Formulation	Oral	Oral	Oral / IV	IV	IV
Treatment	N	Y	Y	Y	Y
Prophylaxis	Y	Y	N	N	N
Dose Limiting Toxicity	?	Bone marrow, renal	Bone marrow, renal	Renal	Renal
Cross Resistance	?	Y	Y	Y	Y

Valcyte® is market leader
Total CMV market is estimated at $400M+

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CMV - Unmet Medical Need Reduce/eliminate toxicity Existing therapies are limited due to toxicity Use in stem cell transplant patients or congenital CMV infection Resistance profile

Antiviral Activity and Cytotoxicity for Dideoxy Nucleoside Analogues

	EC_{50} (µM)		
*Compounds	CMV AD169	CMV Davis	CC_{50} (µM)
A	32	>50	143
B	2.5	3.0	112
C	1.2	1.3	>200
D	2.6	3.2	>200
E	1.4	1.2	>200
F	3.7	5.0	>200
G	25	40	>200
Lead	0.5	0.5	>200
**1263W94	0.54	ND	ND
Ganciclovir	2.7	3.9	>150
Cidofovir	0.6	1.0	158
Foscarnet	53	62	500

*McGuigan et al., 2004, *J. Med. Chem.* 47, 1847-1851

** Biron et al., 2002, *Antimicrobial. Agents Chemother.* 46, 2365-2372

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Lead optimization Improve potency Maintain/reduce toxicity Select clinical candidate by end of 2007 Phase I: SAD/MAD Single dose escalation, followed by multiple dose escalation in normal healthy volunteers Fast Track and Orphan Drug eligible CMV Development Goals

Financial and Strategic Overview

Build antiviral pipeline Add one or two more programs Partner FV-100 Develop CMV program independently Leverage or monetize MSCRAMM platform/programs Business Strategy

$61.4M on hand at 12/31/06 Additional revenue from existing MSCRAMM partnerships Advance one or more antiviral programs through POC Two to three years liquidity Well Capitalized to Advance Multiple Programs

Management Team Russell Plumb President and CEO Joseph Patti, PhD CSO and VP R&D Geoffrey Henson, PhD VP Drug Development Amy Morris, MBA VP Clinical Development Sam Michini VP Sales and Marketing

Inhibitex - Building an Antiviral Focus FV-100 expected to enter Phase 1 Q3 07 Plan to select CMV clinical candidate in late 2007 In-license/acquire additional antiviral programs Access to world class antiviral expertise MSCRAMM platform generates revenue stream Well capitalized to advance multiple programs

Corporate Overview April 2007